[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 3, 2024
VIA EDGAR SUBMISSION
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Peter McPhun
Isaac Esquivel
Kibum Park
Isabel Rivera

Re:	Everus Construction Group, Inc.
Draft Registration Statement on Form 10-12B
Submitted March 22, 2024
CIK No. 0002015845
Ladies and Gentlemen:
On behalf of our client, Everus Construction Group, Inc. (“Everus” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 18, 2024 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form 10-12B (the “Registration Statement”).
In connection with this letter responding to the Staff’s comments, the Company is concurrently confidentially filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) electronically via EDGAR.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1. All page references in the responses below refer to pages of Amendment No. 1.

U.S. Securities and Exchange Commission
May 3, 2024

Exhibit 99.1 to Draft Registration Statement on Form 10-12B submitted March 22, 2024
Our Competitive Strengths
Broad geographic reach with local service delivery throughout the United States, page 10
1.We note your disclosure that you are authorized to work in nearly every state and the District of Columbia and your map on page 69 indicating the locations where you have work authorizations. Please consider including this map in the summary or revising to disclose the specific number of authorizations you currently hold.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 10 of Amendment No. 1 to include the map of the Company’s work authorizations.
Diverse and attractive revenue base, page 11
2.We note the statement that your projects are supported by your “best-in-class” risk management and project oversight framework. Please revise to provide the support for this claim.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 12 and 65 of Amendment No. 1 to remove the references to “best-in-class”.
Business
Our Company, page 58
3.We note that you currently deliver services through 15 Operating Companies. Please identify any material Operating Companies and describe the nature of their services. For each material Operating Company, please disclose the proportion of your ownership interest.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has reviewed the materiality of its 15 Operating Companies based on the relative operating revenues of each Operating Company, for all of the periods presented, as a percentage of the consolidated operating revenues of the associated reportable segments, Electrical & Mechanical (“E&M”) and Transmission & Distribution (“T&D”).
As disclosed, the E&M reportable segment is made up of nine Operating Companies, of which the Company considers two to be material. Bombard Electric, LLC (“Bombard”) and OEG, Inc. (“OEG”) provide full service electrical construction, serving customers in the commercial and industrial markets. Bombard made up 26%, 22% and 17% of the E&M reportable segment’s consolidated operating revenues for the years ended

U.S. Securities and Exchange Commission
May 3, 2024

December 31, 2023, 2022 and 2021, respectively. Bombard is a provider of full-service electrical construction, serving customers in the hospitality and data center industries, and has expertise across a full-service life cycle, from planning and execution to testing and maintenance. OEG made up 36%, 38% and 41% of the E&M reportable segment’s consolidated operating revenues for the years ended December 31, 2023, 2022 and 2021, respectively. OEG specializes in electrical construction, systems and manufacturing projects based on preconstruction, design, build and assist and prefabrication capabilities. None of the other seven Operating Companies accounted for more than 11% of the E&M reportable segment’s consolidated operating revenues during the periods presented in the Registration Statement and the Company does not consider them material.
As disclosed, the T&D reportable segment is made up of six Operating Companies, of which the Company considered two to be material. International Line Builders, Inc. (“ILB”) and Capital Electric Line Builders (“CELB”) specialize in installing and maintaining overhead and underground transmission and distribution systems, substations and traffic signalization. ILB made up 38%, 38% and 41% of the T&D reportable segment’s consolidated operating revenues for the years ended December 31, 2023, 2022 and 2021, respectively. ILB builds utility infrastructures such as substations and civil underground emergency response solutions and provides project management services across numerous market sectors. CELB made up 30%, 32% and 31% of the T&D reportable segment’s consolidated operating revenues for the years ended December 31, 2023, 2022 and 2021, respectively. CELB specializes in installing and maintaining overhead and underground transmission and distribution systems, substations, traffic signalization and area lighting. None of the other four Operating Companies accounted for more than 12% of the T&D reportable segment’s consolidated operating revenues during the periods presented in the Registration Statement and the Company does not consider them material.
The Company also respectfully advises the Staff that all of its 15 Operating Companies are wholly-owned by the Company. The Company has revised the disclosure on pages 9, 12, 60 and 66 of Amendment No. 1 to disclose the proportion of its ownership interest in the 15 Operating Companies.
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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact me at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Yasmina Abdel-Malek, at (212) 403-1151 or YAbdel-Malek@wlrk.com.

U.S. Securities and Exchange Commission
May 3, 2024

Sincerely,

/s/ John L. Robinson

John L. Robinson

cc:	Paul Sanderson, Vice President, Chief Legal Officer and Secretary, MDU Resources Group, Inc.